STEM SALES, INC.

801 West Bay Drive, Suite 418

Largo, FL  33770

October 20, 2014

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Stem Sales, Inc.

Pre-effective Amendment 4 to Registration Statement on Form S-1

Filed October 20, 2014

File No. 333-197814

Dear Mr. Schwall:

Below are Stem Sales, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated October 14, 2014.  On October 20, 2014, we transmitted via EDGAR the Company’s Fourth Amendment to Registration Statement on Form S-1.

Amendment No. 3 to Registration Statement on Form S-1

General

1.

We note your response to our prior comment 2, and the related revisions to page I-4 of your prospectus summary. We reissue the comment in part. In those portions of your prospectus where you discuss the lack of liquidity in your common stock and the potential quotation of your common stock on the OTCBB, please include disclosure regarding the impact that Securities Act Rule 419(b)(3) and Exchange Act Rule 15g-8 will have on an investor’s ability to sell or otherwise transfer the securities purchased in this offering while such securities are held in escrow. We note such discussion in your description of the offering on page I-10 and in your risk factors on pages I-20 and I-21.

The Company has amended its filing to use the following language on page I-4.  This language is the precise language included in Rule 419(b)(3).

“All securities issued in connection with this offering and any other securities issued with respect to such securities, including securities issued with respect to stock splits, stock dividends or similar rights, shall be deposited directly into the escrow account promptly upon issuance.  The identity of the purchaser of securities shall be included on the stock certificates or other documents evidencing such securities.  Securities held in the escrow account are to remain as issued and deposited and shall be held for the sole benefit of the purchasers.  The purchasers shall have voting rights, if any, with respect to securities held in their names as provided by applicable state law.  No transfer or other disposition of securities held in the escrow or escrow account or any interest related to such securities shall be permitted other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986 as amended, or Title 1 of the Employee Retirement Income Security Act, or the rules thereunder.

Pursuant to Rule 15g-8 of the 1934 Securities and Exchange Act, as amended makes it unlawful for any person to sell or offer to sell any security that is deposited and held in escrow pursuant to Rule 419 under the Securities Act of 1933, as amended or any interest related to such securities shall be permitted other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986 as amended, or Title 1 of the Employee Retirement Income Security Act, or the rules thereunder.

Warrants, convertible securities or others derivative securities relating to securities held in the escrow or escrow account may be exercised or converted in accordance with their terms; Provided, however, that securities received upon exercise or conversion, together with any cash or other consideration paid in connection with the exercise or conversion, are promptly deposited into the escrow or escrow account.”

Rule 419 Requirements, page I-6

2.

We note your response to our prior comment 3, and your new disclosure stating that “all funds received by the registrant from the escrow account, up to 10% of the proceeds, will be used towards a business combination.” Please revise this disclosure to clarify, if true, that these funds will be disbursed to the registrant instead of being deposited into the escrow account, and will be available for use by the registrant. Please also make similar changes to your disclosure on page I-9 regarding the use of proceeds.

We have amended the disclosure using the exact language from Rule 419(b)(2)(i)(vi).  On page I-7 the disclosure reads as follows:

“(i)

Under Rule 419(b)(2)(vi) the registrant may receive up to 10 percent of the proceeds remaining after payment of underwriting commissions, underwriting expenses and dealer allowances permitted by paragraph (b)(2)(i) of this rule, exclusive of interest or dividends, as those proceeds are deposited into escrow or escrow account.”

On page I-9 the disclosure now reads:

Use of proceeds

The proceeds from the sale of shares of common stock by the company shall be used for a business combination.  Under Rule 419(b)(2)(vi) the registrant may receive up to 10 percent of the proceeds remaining after payment of underwriting commissions, underwriting expenses and dealer allowances permitted by paragraph (b)(2)(i) of this rule, exclusive of interest or dividends, as those proceeds are deposited into escrow or escrow account.

The Offering, page I-9

3.

With respect to your disclosure on page I-9 regarding use of proceeds, you state that the company “may elect” to receive up to 10% of the proceeds held in escrow. Please revise to clarify whether the registrant intends to have any of the proceeds released to the registrant for its use, rather than placed in the escrow account. If the registrant has such intent, please revise to clarify the amount of such proceeds that the registrant intends to have released for its use, and clarify how the registrant intends to use such funds.

We have amended our disclosure to include the language as it appears in Rule 419(b)(2)(vi).

“the registrant may receive up to 10 percent of the proceeds remaining after payment of underwriting commissions, underwriting expenses and dealer allowances permitted by paragraph (b)(2)(i) of this rule, exclusive of interest or dividends, as those proceeds are deposited into escrow or escrow account.”

We may be unable to consummate an initial business combination…, page I-16

4.

We note your response to our prior comment 4, and your revised disclosure on page I-15 that “public stockholders may have to remain stockholders of [your] company and wait the full 18 months in order to be able to receive a pro rata portion of the escrow account, in which case they may receive less than a pro rata share of the escrow account for their shares.” Please revise this statement to make its meaning clear. Specifically, explain the circumstances under which your stockholders would receive less than a pro rata share of the escrow account for their shares.

We have amended our disclosure in this risk factor to include specific language from Rule 419.

“We may be unable to consummate an initial business combination if a target business requires that we have a certain amount of cash at closing, in which case public stockholders may have to remain stockholders of our company and wait until our redemption of the public shares to receive a pro rata share of the escrow account.

A potential target may make it a closing condition to our initial business combination that we have a certain amount of cash available at the time of closing. If the amount of money available to us to consummate an initial business combination is below such minimum amount required by the target business and we are not able to locate an alternative source of funding, we will not be able to consummate such initial business combination and we may not be able to locate another suitable target within the applicable time period, if at all. In that case, public stockholders may have to remain stockholders of our company and wait the full 18 months in order to be able to receive a distribution from the escrow account, in which case they may receive less than their original purchase price from the escrow account.  Under Rule 419(b)(2)(vi) the registrant may receive up to 10 percent of the proceeds remaining after payment of underwriting commissions, underwriting expenses and dealer allowances permitted by paragraph (b)(2)(i) of this rule, exclusive of interest or dividends, as those proceeds are deposited into escrow or escrow account.  If the company were to receive up to 10 percent of the funds in the escrow account, the amount available for distribution would be decreased and a pro rata amount would be distributed.”

Each public shareholder will have the option to vote… page I-16

5.

We note your response to our prior comment 8, and reissue the comment. Your disclosure on page I-16 and I-41 (under “Stockholder Approval of Business Combination”) remains unclear with respect to whether you intend to ask shareholders to approve the transaction by a shareholder vote taken at a shareholder meeting in addition to following the procedures required by Rule 419 with respect to seeking each purchaser’s election to remain an investor after the provision of the prospectus regarding the proposed business acquisition. Please revise to clarify. If you intend to seek such shareholder vote, please revise to clarify the anticipated timing of the vote (and the solicitation of proxies) in the context of the provision of information to investors pursuant to Rule 419(e)(2), and the return of funds if they do not elect to remain investors.

We have amended the disclosure to provide the exact procedure that must be followed under Rule 419 regarding approval from each public shareholder. The disclosure now reads as follows:

“Each public stockholder will have the option to vote in favor of the proposed business combination with his, her or its shares in accordance with Rule 419 of the Securities Act of 1933, as amended.

In connection with any initial business combination, in accordance with the procedures under Rule 419(e)(2), each public stockholder will have the right to have his, her or its shares of common stock vote for or against such proposed business combination. Each shareholder shall have no fewer than 20 business days or more than 45 business days to notify us in writing of their decision to remain an investor in any proposed business combination.  Each public shareholder will receive by first class mail or other prompt means, sent by the company no more than five days after a post-effective amendment effective date, a copy of the post-effective amendment prospectus for the acquisition of a business.  We will consummate our initial business combination only if we have a majority of the outstanding shares of common stock voted in favor of the business combination.

If a consummated acquisition meeting the requirements of Rule 419 has not occurred by a date 18 months after the effective date of the initial registration statement the funds held in the escrow or escrow account shall be returned by first class mail or equally prompt means to the purchasers within five business days following that date. The securities held in the escrow or escrow account shall be returned by first class mail or equally prompt means to the Registrant within five business days following that date.”

On page I-40 we have amended our disclosure for clarity and consistency.  The section title “Stockholder Approval of Business Combination” now reads as follows:

“Stockholder Approval of Business Combination

In accordance with Rule 419 in connection with any proposed business combination, we will seek stockholder approval of our initial business combination by all public stockholders.  The public stockholders (but not our officers or directors) may seek to convert their shares of common stock, regardless of whether they vote for or against the proposed business combination, into a portion of the aggregate amount then on deposit in the escrow account (net of taxes payable), subject to the limitations described herein.

In connection with any initial business combination, in accordance with the procedures under Rule 419(e)(2), each public stockholder will have the right to have his, her or its shares of common stock vote for or against such proposed business combination. Each shareholder shall have no fewer than 20 business days or more than 45 business days to notify us in writing of their decision to remain an investor in any proposed business combination.  Each public shareholder will receive by first class mail or other prompt means, sent by the company no more than five days after a post-effective amendment effective date, a copy of the post-effective amendment prospectus for the acquisition of a business.  We will consummate our initial business combination only if we have a majority of the outstanding shares of common stock voted in favor of the business combination.

If a consummated acquisition meeting the requirements of Rule 419 has not occurred by a date 18 months after the effective date of the initial registration statement the funds held in the escrow or escrow account shall be returned by first class mail or equally prompt means to the purchasers within five business days following that date. The securities held in the escrow or escrow account shall be returned by first class mail or equally prompt means to the Registrant within five business days following that date.

If we seek to consummate an initial business combination with a target business that imposes any type of working capital closing condition or requires us to have a minimum amount of funds available from the escrow account upon consummation of such initial business combination, our net tangible asset threshold may limit our ability to consummate such initial business combination (as we may be required to have a lesser number of shares converted) and may force us to seek third party financing which may not be available on terms acceptable to us or at all. As a result, we may not be able to consummate such initial business combination and we may not be able to locate another suitable target within the applicable time period, if at all. Public shareholders may therefore have to wait 18 months from the effective date of the initial registration statement in order to be able to receive a pro rata share of the escrow account.

None of our officers, directors, original shareholders or their affiliates has indicated any intention to purchase shares of common stock in this offering or from persons in private transactions. However, if we hold a meeting to approve a proposed business combination and a significant number of stockholders vote, or indicate an intention to vote, against such proposed business combination, our officers, directors, original shareholders or their affiliates could make such purchases in private transactions in order to influence the vote. Notwithstanding the foregoing, our officers, directors, original shareholders and their affiliates will not make purchases of shares of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act, which are rules designed to stop potential manipulation of a company’s stock.

 Plan of Distribution, pa ge I-25

6.

On page I-25, you describe restrictions on trading securities in the escrow account that will apply “if [you] are quoted on the OTCBB.” It appears that these restrictions will apply to your offering regardless of the status of the quotation of your common stock on the OTCBB. Please revise accordingly or advise.

We have revised our document to clarify that the restrictions on trading securities in the escrow account will apply.  Our Plan of Distribution section now reads as follows:

“PLAN OF DISTRIBUTION

This prospectus is part of a registration statement that enables the company to sell shares on a continuous basis for a period of one (1) year after this registration statement is declared effective.  This is an initial public offering of our securities. Each share that we are offering has a fixed offering price of $0.10 for the duration of the offering.  None of the current security holders is registering their shares for sale in this registration statement.  We may or may not apply to have our common stock traded on the OTCBB.  Should we choose not to apply a public market for our common stock may never materialize.

All securities issued in connection with this offering and any other securities issued with respect to such securities, including securities issued with respect to stock splits, stock dividends or similar rights, shall be deposited directly into the escrow account promptly upon issuance.  Securities held in the escrow account are to remain as issued and deposited and shall be held for the sole benefit of the purchasers.  The purchasers shall have voting rights, if any, with respect to securities held in their names as provided by applicable state law.  No transfer or other disposition of securities held in the escrow or escrow account or any interest related to such securities shall be permitted other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986 as amended, or Title 1 of the Employee Retirement Income Security Act, or the rules thereunder.

Pursuant to Rule 15g-8 of the 1934 Securities and Exchange Act, as amended makes it unlawful for any person to sell or offer to sell any security that is deposited and held in escrow pursuant to Rule 419 under the Securities Act of 1933, as amended or any interest related to such securities shall be permitted other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986 as amended, or Title 1 of the Employee Retirement Income Security Act, or the rules thereunder.

Five (5) individual security holders invested $10,000 each for the purchase of their shares, for a total investment of $50,000.  None of the current security holders is offering for sale any of their shares in this registration statement.

We can provide no assurance that all or any of the common stock offered in the primary offering in this prospectus will be sold by the company.

As of October 10, 2014, we have expended approximately $1,500 of the estimated $3,858 cost of this offering. As of the date of the filing of this registration statement we have spent any monies for PCAOB audit fees and stock transfer agent fees and consulting fees. We are bearing all costs relating to the registration of the common stock.”

Liquidity and Capital Resources, pa ge I-34

7.

Please revise your disclosure in the first paragraph of page I-35 to clarify your source of funds prior to the release of offering proceeds from escrow in connection with the consummation of a business combination, and to clarify, if true, that you will not use interest from the escrow account to fund your working capital requirements prior to such time.

We have revised our document to provide precise disclosure in the first paragraph.  The paragraph now reads as follows:

“Further, we have incurred and expect to continue to incur costs in pursuit of our financing and acquisition plans. Management’s plans to address this uncertainty through this offering are discussed above. Our plans to raise capital or to consummate our initial business combination may not be successful. Under 419(b)(2)(vi) the registrant may receive up to 10 percent of the proceeds remaining after payment of underwriting commissions, underwriting expenses and dealer allowances permitted by paragraph (b)(2)(i) of this rule, exclusive of interest or dividends, as those proceeds are deposited into escrow or escrow account.  At the present time management does not intend to use up to 10% of the proceeds nor does it intend to use the interest from the escrow to fund its working capital requirements. These factors, among others, raise substantial doubt about our ability to continue as a going concern.”

Liquidation if No Business Combination, page I-41

8.

We reissue prior comment 11. In that regard, we note that you have retained references on pages I-12 and I-42 to returning funds not more than ten business days after the relevant 18-month period if you have not completed a business combination.

We have amended our disclosure to insure that the disclosure reads “five business days”.

9 .

We note your response to our prior comment 13, and your statement on page I-43 that investors will be entitled to receive funds from the escrow account if they “seek to have [you] convert their respective shares of common stock upon a business combination which is actually completed by [you] upon an amendment to [your] certificate of incorporation relating to stockholders’ rights or pre-business combination activity.” Please revise this statement, as it does not appear to apply to your offering.

We have revised our document per your comment.  This paragraph has been revised to correctly read as follows:

“Our public stockholders shall be entitled to receive funds from the escrow account in the event of our failure to complete our initial business combination in the required time period or if the stockholders seek to have us convert their respective shares of common stock upon a business combination.”

Conflicts of Interest, page I-47

10.

Your disclosure in the third bulleted item on page I-48 suggests that interest income from the escrow account may be released to you prior to consummation of your initial business combination. However, we note your response to prior comment 9 that management has determined that using the interest from the escrow would not be in accordance with Rule 419. Please advise.

We have revised our document to remove the language referring to the interest in the escrow account.  The section Conflict of Interest now reads as follows:

“Conflicts of Interest

Investors should be aware of the following potential conflicts of interest:

•

None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

•

As described below, in the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•

Certain of our officers and directors are now, and all may in the future become, affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

•

Unless we consummate our initial business combination, our officers, directors and original shareholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the escrow account.

•

The shares beneficially owned by our officers and directors will be released from escrow only if our initial business combination is successfully completed. Additionally, our officers and directors will not receive liquidation distributions with respect to any of their shares. Furthermore, our officers, directors and original shareholders have orally agreed that their securities will not be sold or transferred by them until after we have completed our initial business combination. For the foregoing reasons, our board may have a conflict of interest in determining whether a particular target business is appropriate to effect our initial business combination with.

In general, officers and directors of a corporation incorporated under the laws of the State of Florida are required to present business opportunities to a corporation if:

•

the corporation could financially undertake the opportunity;

•

the opportunity is within the corporation’s line of business; and

•

it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. The above mentioned conflicts may not be resolved in our favor.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by a majority of our shareholders, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless a majority of our shareholders determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an entity that is affiliated with any of our officers, directors or original shareholders, unless we have obtained (i) an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view and (ii) the approval of a majority of our disinterested and independent directors (if we have any at that time). Furthermore, in no event will any of our officers, directors, members of our management team, special advisors or their respective affiliates be paid any finder’s fee, consulting fee or other similar compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is).”

11.

Your disclosure in the fourth bulleted item on page I-48 makes reference to the release from escrow of shares beneficially owned by your officers and directors, and references the agreement of your officers, directors and original shareholders to not sell or transfer their shares until after you have completed your initial business combination. However, we note that you have not filed as an exhibit any agreement pursuant to which such shares will be placed in escrow or otherwise restricted from sale or transfer. Please advise.

Please see our amended disclosure provided in response to comment 11 above.  The Officers and Directors have agreed “orally” that their securities will not be sold or transferred by them until after we have completed our initial business combination.

Exhibits and Financial Statement Schedules, page II-2

12.

We note your response to our prior comment 14 and reissue the comment. Please file your articles of incorporation in a text searchable format.

We have amended our exhibit to be in a text searchable format.

Exhibit 10

13.

Please ensure that the escrow agreement contains the provisions of paragraphs (b)(2) and (e)(3) of Rule 419. See Rule 419(b)(4). In addition, please provide your analysis as to whether Section 4 of the escrow agreement complies with Rule 419(b)(2).

We have filed an amended escrow agreement with this amendment number 4.

Rule 419(b)(4) requires the escrow agreement to contain the provisions of paragraphs (b)(2), (b)(3), and (e)(3) of this rule.  Our escrow agreement includes language that provides for the Deposit and Investment of Proceeds under Rule 419(b)(2); Deposit of Securities under Rule 419 (b)(3); and Release of Deposited and Funds Securities under Rule 419(e)(3).

14.

We reissue prior comment 15, as Section 3(b) of the escrow agreement still does not appear to be consistent with the terms of this offering or Rule 419 with respect to the release of funds to investors. For example, the escrow agreement does not appear to address the return of funds to investors pursuant to Rule 419(e)(2)(ii) and Rule 419(e)(2)(iv). Please advise.

Our Exhibit 10 has been amended to conform to the requirements of Rule 419(e)(2)(ii) and Rule 419(e)(2)(iv).

15.

We note that, in response to our prior comment 16, the escrow agreement provides that the investment proceeds will be deposited into the SunTrust Institutional Money Market Deposit Option. Please tell us whether the SunTrust Institutional Money Market Deposit Option satisfies the investment requirements set forth in Rule 419(b)(2)(iv).

We have verified with SunTrust bank that the SunTrust Institutional Money Market Deposit would qualify as a “deposit under Section 3(l) of the Federal Deposit Insurance Act.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ROBERT M. SNIBBE, JR.

Robert M. Snibbe, Jr

President